UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SNYDER’S-LANCE, INC.

(Name of Issuer)

Common Stock, Par Value $.83-1/3 Per Share

(Title of Class of Securities)

833551 104

(CUSIP Number)

Charles E. Good

1250 York Street

Hanover, PA 17331

(717) 632-4477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

Michael J. Denny

K&L Gates LLP

214 North Tryon Street, 47th Floor

Charlotte, North Carolina 28202

(704) 331-7400

September 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833551 104	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Charles E. Good
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,322,901
	8	SHARED VOTING POWER 1,698,685
	9	SOLE DISPOSITIVE POWER 3,322,901
	10	SHARED DISPOSITIVE POWER 1,698,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,021,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 68,568,265 shares of the Common Stock outstanding.

Explanatory Note: This statement amends Items 3, 4 and 5 of the Schedule 13D of Charles E. Good (the “reporting person”) dated December 16, 2010, as amended by Amendment No. 1 thereto dated January 11, 2011, Amendment No. 2 thereto dated September 8, 2011 and Amendment 3 thereto dated November 28, 2011 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions that have occurred during the past sixty days that have affected the reporting person’s beneficial ownership of the Issuer’s Common Stock, including:

(1)	On September 11, 2012, the Michael A. Warehime 2010 GRAT, a grantor retained annuity trust for the benefit of Michael A. Warehime and his adult daughters (the “2010 GRAT”), distributed 318,234 shares of the Common Stock to the beneficiaries of the 2010 GRAT. Pursuant to this distribution, each of Michael A. Warehime’s adult daughters received 106,078 shares of the Common Stock. The reporting person is the sole trustee of the 2010 GRAT. Following the distribution, the 2010 GRAT holds no shares of the Common Stock.

(2)	On September 11, 2012, the Michael A. Warehime SOH GRAT, a grantor retained annuity trust for the benefit of Michael A. Warehime and his adult daughters (the “SOH GRAT”), distributed 1,288,242 shares of the Common Stock to the beneficiaries of the SOH GRAT. Pursuant to this distribution, each of Michael A. Warehime’s adult daughters received 429,414 shares of the Common Stock. The reporting person is the sole trustee of the SOH GRAT. Following the distribution, the SOH GRAT holds no shares of the Common Stock.

(3)	On September 7, 2012, the SOH GRAT distributed 515,444 shares of the Common Stock to Michael A. Warehime. The shares of the Common Stock were distributed as an annuity payment to Michael A. Warehime, the settlor of the SOH GRAT, in accordance with the terms of the SOH GRAT.

(4)	On August 30, 2012, Michael A. Warehime contributed 1,000,000 shares of the Common Stock to the Warehime 2012 GRAT (the “2012 GRAT”), a grantor retained annuity trust for the benefit of Michael A. Warehime and his adult daughters (the “2012 GRAT”). The reporting person is the sole trustee of the 2012 GRAT and has sole voting and dispositive power over the 1,000,000 shares of the Common Stock held by the 2012 GRAT.

This statement reflects additional transactions that have occurred during the last sixty days, consisting of dividend reinvestments in the Common Stock and irrevocable gifts of Common Stock made by Michael A. Warehime to trusts held for the benefit of his grandchilden. Current information as to the beneficial ownership of the Common Stock by the reporting person is set forth in Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

On August 30, 2012, Michael A. Warehime contributed 1,000,000 shares of the Common Stock to the 2012 GRAT. The contribution was deemed a gift as there was no consideration paid for the contribution. The reporting person, as the sole trustee of the 2012 GRAT, has sole voting and dispositive power over such shares.

During the past sixty days, various trusts of which the reporting person is trustee purchased an aggregate of 14,287 shares of the Common Stock. Each of these purchases was made with funds received from dividends paid on the Common Stock held by such trusts. A summary of these purchases is set forth on Schedule II, which is attached hereto and incorporated herein by reference.

During the past sixty days, Michael A. Warehime gave an aggregate amount of 3,300 shares of the Common Stock to trusts held for the benefit of certain of his grandchildren. The trusts did not pay any consideration for such gifts. The reporting person is a co-trustee of each of the trusts and shares voting and dispositive power over the shares of Common Stock held by the trusts.

Item 4.	Purpose of Transaction.

The last paragraph of Item 4 is deleted in its entirety and replaced with the following:

The reporting person may seek to acquire additional shares of the Common Stock and may seek to dispose of some or all of his holdings of the Common Stock in the open market or in private transactions. As of date hereof, however, the reporting person has no plans to do so, except the reporting person expects certain trusts of which he is trustee to continue to make dividend reinvestments in the Common Stock from time to time. The reporting person also expects that transfers of the Common Stock will continue to be made to or from the settlor and/or beneficiaries of such trusts (or newly formed trusts) in accordance with the terms of such trusts and for estate planning purposes. There can be no assurance that any such acquisition or disposition of shares of the Common Stock will occur or as to the timing or method of any such acquisition or disposition.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)&(b) Amount and Nature of Beneficial Ownership.

The aggregate number of shares of the Common Stock beneficially owned by the reporting person as of the date hereof was 5,021,586 shares, representing 7.3% of the outstanding shares of the Common Stock of the Issuer based on 68,568,265 shares of the Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 7, 2012.

The reporting person had shared power to vote and dispose of 283,872 shares of the Common Stock owned by the reporting person and his wife, Mary Ellen Good.

The reporting person has 2,540 restricted shares of the Common Stock. The reporting person has sole power to vote and dispose of these restricted shares.

The reporting person has been awarded options to purchase 12,957 shares of the Common Stock, of which 2,092 are currently exercisable or exercisable within 60 days.

The reporting person had sole power to vote and dispose of 1,000,000 shares of the Common Stock held by the 2012 GRAT for the benefit of Michael A. Warehime and his adult daughters.

The reporting person had sole power to vote and dispose of 1,021,058 shares of the Common Stock held by the Michael A. Warehime 2011 Snyder’s-Lance GRAT for the benefit of Michael A. Warehime and his adult daughters (the “2011 GRAT”). The reporting person had sole power to vote and dispose of 1,013,339 shares of the Common Stock held by the MAW 2011 Snyder’s-Lance GRAT for the benefit of Michael A. Warehime and his adult daughters (the “MAW 2011 GRAT”). The reporting person is the sole trustee of the 2011 GRAT and MAW 2011 GRAT.

The reporting person had shared power to vote and dispose of 1,207,431 shares of the Common Stock held by the 1992 Trust FBO Elizabeth Ann Warehime (the “1992 EAW Trust”) and 479,746 shares of the Common Stock held by the 1990 Trust FBO Elizabeth Ann Warehime (the “1990 EAW Trust” and, together with the 1992 EAW Trust, the “EAW Trusts”). The reporting person is a trustee of the EAW Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the EAW Trusts with the other trustee, Sally W. Yelland.

The reporting person had shared power to vote and dispose of 5,204 shares of the Common Stock held by the 2010 Michael A. Warehime Trust FBO Margaret Ann Mininger (the “2010 MAM Trust”), 5,204 shares of the Common Stock held by the 2010 Michael W. Warehime Trust FBO Harrison Michael Rupp (the “2010 HMR Trust”) and 1,100 shares of Common Stock held by the Michael A. Warehime 2012 Trust for the Benefit of Evan Michael Rupp (the “2012 EMR Trust” and, together with the 2010 MAM Trust and 2012 HMR Trust, the “Grandchildren’s Trusts”). The reporting person is a trustee of the Grandchildren’s Trusts and, as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the Grandchildren’s Trusts with the other trustee, Michael C. Anderson.

See Schedule I hereto (attached to Amendment No. 3 of this Schedule 13D) for information relating to each other person named in this response to Item 5.

(c) Recent Transactions.

No transactions in shares of the Common Stock were effected during the past sixty days by the reporting person, except for the following:

(1)	On September 11, 2012, the 2010 GRAT distributed 318,234 shares of the Common Stock to the beneficiaries of the 2010 GRAT. Pursuant to this distribution, each of Michael A. Warehime’s adult daughters received 106,078 shares of the Common Stock. The reporting person is the sole trustee of the 2010 GRAT.

(2)	On September 11, 2012, the SOH GRAT distributed 1,288,242 shares of the Common Stock to the beneficiaries of the SOH GRAT. Pursuant to this distribution, each of Michael A. Warehime’s adult daughters received 429,414 shares of the Common Stock. The reporting person is the sole trustee of the SOH GRAT.

(3)	On September 7, 2012, the SOH GRAT distributed 515,444 shares of the Common Stock to Michael A. Warehime. The shares of the Common Stock were distributed as an annuity payment to Michael A. Warehime, the settlor of the SOH GRAT, in accordance with the terms of the SOH GRAT.

(4)	On August 30, 2012, Michael A. Warehime contributed 1,000,000 shares of the Common Stock to the 2012 GRAT, a grantor retained annuity trust for the benefit of Mr. Warehime and his adult daughters. The reporting person is the sole trustee of the 2012 GRAT and has sole voting and dispositive power over the 1,000,000 shares of the Common Stock held by the 2012 GRAT.

(5)	Various trusts of which the reporting person is trustee purchased an aggregate of 14,287 shares of the Common Stock though dividend reinvestments. A summary of these purchases is set forth on Schedule II, which is attached hereto and incorporated herein by reference.

(6)	On September 7, 2012, Michael A. Warehime gave 1,100 shares of Common Stock to each of the three Grandchildren’s Trusts.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

Except as set forth in this statement, to the knowledge of the reporting person, as of the date hereof, no person other than the reporting person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Ownership of Five Percent or Less of Class.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012

/s/ Charles E. Good
Charles E. Good

Schedule II

Additional Transactions in Past 60 Days

During the past sixty days, the reporting person, in his capacity as trustee of the various trusts described in Item 5 hereto, effected transactions in shares of the Common Stock as set forth below:

Trust Effecting Transaction	Date of Transaction	Amount of Shares of Common Stock	Exercise or Purchase Price/Share	Manner	Source of Funds
2010 GRAT	8/31/2012	2,142	$23.6	Cash purchase on open market	PF	*
SOH GRAT	8/31/2012	12,145	$23.6	Cash purchase on open market	PF	*

*	In each case, the funds used were funds received as dividends from the Issuer on shares of the Common Stock.